-----------------------------
                                                          OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number: 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response.....11
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Fresh Del Monte Produce Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Ordinary Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G36738105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Bruce A. Jordan
                       Vice President and General Counsel
                         Del Monte Fresh Produce Company
                               241 Sevilla Avenue
                             Coral Gables, FL 33134

                                 With a copy to:

                               Janet Fisher, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           IAT Group Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sumaya Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Lebanon

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mohammad Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     2,394,905 Ordinary Shares, par value $0.01

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       2,394,905 Ordinary Shares, par value $0.01

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,317,441 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.16%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oussama Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Chile

                              7      SOLE VOTING POWER
                                     783,239 Ordinary Shares, par value $0.01

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       783,239 Ordinary Shares, par value $0.01

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,705,775 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.29%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maher Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Lebanon

                              7      SOLE VOTING POWER
                                     673,239 Ordinary Shares, par value $0.01

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       673,239 Ordinary Shares, par value $0.01

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,595,775 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.10%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Amir Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     1,059,381 Ordinary Shares, par value $0.01

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       1,059,381 Ordinary Shares, par value $0.01

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,981,917 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.78%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fatima Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nariman Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Maha Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wafa Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. G36738105

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hanan Abu-Ghazaleh

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable.

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Jordan

                              7      SOLE VOTING POWER
                                     - 0 -

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               26,922,536 Ordinary Shares, par value $0.01
     EACH REPORTING
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       - 0 -

                              10     SHARED DISPOSITIVE POWER
                                     26,922,536 Ordinary Shares, par value $0.01

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,922,536 Ordinary Shares, par value $0.01

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.90%

   14      TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  -------------------

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), IAT Group Inc., a company incorporated under the laws of the Cayman Islands ("IAT"), Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh hereby amend and restate in its entirety their statement on Schedule 13D, dated September 17, 1998 (the "1998 Schedule 13D"), as amended on January 28, 1999 (the "1999 Amendment") relating to the ordinary shares, par value $0.01 per share ("Ordinary Shares"), of Fresh Del Monte Produce Inc. (the "Company"). Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh hereby amend and restate in its entirety their statement on
Schedule 13D, dated September 20, 2001 (the "2001 Schedule 13D"), relating to Ordinary Shares. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this amendment (the "Amendment") restates the entire text of the 1998 Schedule 13D and the 1999 Amendment.

                  For purposes of this Amendment and any subsequent amendment (unless otherwise defined therein), the term "Reporting Persons" means IAT, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh.

                  FG Holdings Limited, a company incorporated under the laws of the Cayman Islands ("FG Holdings"), beneficially owned substantially all of the outstanding Ordinary Shares of the Company from December 20, 1996 until the consummation of the initial public offering (the "IPO") of the Company's Ordinary Shares on October 29, 1997. Since the IPO and through September 17, 1998, FG Holdings retained direct ownership of approximately 63.0% of the outstanding Ordinary Shares of the Company. Prior to the transactions requiring the filing of the 1998 Schedule 13D, FG Holdings and the other persons listed as reporting persons in the 1998 Schedule 13D filed a Statement on Schedule 13G, and Amendment No. 1 thereto, pursuant to Rule 13d-1(d) under the Exchange Act.

                  On October 13, 1998, FG Holdings, IAT, Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh filed the 1998 Schedule 13D to reflect the acquisition of beneficial ownership by IAT, of an additional 6,000,000 Ordinary Shares from the Company pursuant to the Acquisition Agreement among the Company, IAT, and Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh, the stockholders of IAT (collectively, the "IAT Selling Stockholders"), dated as of July 20, 1998 (the "IAT Acquisition Agreement"), as more fully described in Items 3 and 6 below. At the closing of the transactions under the IAT Acquisition Agreement on September 17, 1998 (the "IAT Acquisition"), IAT transferred to the Company all of the issued and outstanding shares of capital stock of the operating subsidiaries of IAT, in exchange for aggregate consideration from the Company consisting of: (i) the assumption of existing debt of subsidiaries of IAT in an amount equal to approximately $130 million, (ii) the delivery to IAT of $25 million in cash and
(iii) the delivery to IAT of 6,000,000 Ordinary Shares (the "IAT Acquisition Consideration").

                  On January 28, 1999, FG Holdings, IAT, Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh filed the 1999 Amendment to reflect (a) a share transfer between MARS Limited, a Marshall Islands corporation ("MARS"), and FG Holdings, whereby MARS' ownership interest in FG Holdings was increased from 14% to 16.7394511% and the interest of IAT in FG Holdings was decreased from 86% to 83.2605489% and (b) a January 20, 1999 dividend of the Company's Ordinary Shares owned by FG Holdings to its shareholders, MARS and IAT, which was followed immediately by a dividend by MARS of the 5,020,764 Company Ordinary Shares it received from FG Holdings to its shareholders, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh.

                  On September 20, 2001, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh filed the 2001 Schedule 13D to reflect the inheritance by each of them from the estate of Ahmed Abu-Ghazaleh of 1.34% respectively of the voting equity securities of IAT.

Item 2.           Identity and Background.
                  -----------------------

                  This Amendment is hereby filed by the Reporting Persons.

                  (a) Name of the Reporting Persons.

                      (1)  IAT Group Inc.
                      (2)  Sumaya Abu-Ghazaleh
                      (3)  Mohammad Abu-Ghazaleh
                      (4)  Oussama Abu-Ghazaleh
                      (5)  Maher Abu-Ghazaleh
                      (6)  Amir Abu-Ghazaleh
                      (7)  Fatima Abu-Ghazaleh
                      (8)  Nariman Abu-Ghazaleh
                      (9)  Maha Abu-Ghazaleh
                      (10) Wafa Abu-Ghazaleh
                      (11) Hanan Abu-Ghazaleh

                  (b) Residence or business address of the Reporting Persons.

                      (1) The principal business address of IAT is c/o Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.

                      (2) The business address of each of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

                      (3) The business address of each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

                  (c) Present principal occupation or employment.

                      (1) IAT is a holding company for certain companies owned or controlled by the Abu-Ghazaleh family. Until consummation of the IAT Acquisition, IAT engaged primarily in the production, packaging, transportation, distribution and marketing of table grapes, apples, stonefruit, citrus and other fresh produce on a worldwide basis. IAT also engaged in maritime transportation of fresh fruit and other products for itself and third parties in its owned, leased and chartered refrigerated vessels. In addition, IAT manufactured plastic harvesting boxes and bins, fruit trays and other plastic products. As a result of the consummation of the IAT Acquisition, these activities formerly conducted by IAT and its subsidiaries are conducted by the Company and its subsidiaries.

                      The name, residence, or business address, and present principal occupation of each director, executive officer and controlling person of IAT is presented in Schedule II, incorporated herein by reference.

                      (2) Sumaya Abu-Ghazaleh's present principal occupation is shareholder of IAT.

                      (3) Mohammad Abu-Ghazaleh's present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company's global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company's principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134. Mohammad Abu-Ghazaleh is also a shareholder and the Chief Executive Officer of IAT.

                      (4) Oussama Abu-Ghazaleh's present principal occupation is as a Director and shareholder of IAT.

                      (5) Maher Abu-Ghazaleh's present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait. Maher Abu-Ghazaleh is also a Director of the Company and a Director and shareholder of IAT.

                      (6) Amir Abu-Ghazaleh's present principal occupation is General Manager of Abu-Ghazaleh International Company, whose principal business is the distribution and marketing of fresh produce and whose address is P.O. Box 1767, Duba1, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company and a Director and shareholder of IAT.

                      (7) The present principal occupation of each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is homemaker and shareholder of IAT.

                  (d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship.

                     (1) IAT is a company incorporated under the laws of the Cayman Islands.

                     (2) Each of Sumaya Abu-Ghazaleh and Maher Abu-Ghazaleh is a citizen of Lebanon.

                     (3)  Oussama Abu-Ghazaleh is a citizen of Chile.

                     (4) Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is a citizen of Jordan.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  At the closing of the IAT Acquisition, IAT transferred to the Company all of the issued and outstanding shares of capital stock of the operating subsidiaries of IAT, in exchange for the IAT Acquisition Consideration. In addition, under the terms of the IAT Acquisition Agreement, IAT and the IAT Selling Stockholders agreed to indemnify the Company against certain damages, as described more fully in Item 6 below.

                  As set forth in Item 1, on January 20, 1999, FG Holdings declared a dividend (the "FG Holdings Dividend") and distributed the 29,993,600 Ordinary Shares owned by it to its shareholders, IAT and MARS, pro rata. Of the 29,993,600 shares, 24,972,836 were distributed to IAT and 5,020,764 were distributed to MARS. Immediately following the FG Holdings Dividend, MARS declared a dividend (the "MARS Dividend") and distributed the 5,020,764 shares it had received from FG Holdings to its shareholders, pro rata. As of the date of the 1999 Amendment, the shareholders of FG Holdings were MARS (16.7394511%) and IAT (83.2605489%).

                  Neither the shareholders of FG Holdings nor of MARS paid any consideration for the Ordinary Shares received in connection with the dividends. As a result of the FG Holdings Dividend and the MARS Dividend, from and after January 20, 1999 neither MARS nor FG Holdings owns, directly or indirectly, any Ordinary Shares.

                  As set forth in Item 1, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh inherited their shares of IAT from the estate of Ahmed Abu-Ghazaleh.

Item 4.           Purpose of Transaction.
                  ----------------------

                  Since the IPO, the Abu-Ghazaleh family members have at all times maintained direct or indirect ownership and control of a majority of the outstanding Ordinary Shares of the Company, have directed the Company's management and policies and have controlled the election of the entire board of directors.

                  The purpose of the IAT Acquisition was to combine the respective businesses of the Company and IAT. The acquisition by IAT of the 6,000,000 additional Ordinary Shares as a result of the closing of the IAT Acquisition did not affect the Abu-Ghazaleh family members' continuing ability to maintain indirect ownership and control of a majority of the outstanding Ordinary Shares of the Company, direct the Company's management and policies and control the election of the entire board of directors.

                  The purpose of the FG Holdings Dividend and the MARS Dividend was to allow the shareholders of MARS to hold their interest in the Company directly, rather than indirectly.

                  The purpose of the transactions reported in this Amendment was to permit the Reporting Persons effecting such transactions to diversify their investment portfolios. Depending on market conditions and other factors, and subject to regulatory restrictions, the Reporting Persons may purchase additional securities of the Company, or continue to sell securities of the Company, from time to time in the open market or in privately negotiated transactions, pursuant to a written trading plan or otherwise. The Reporting Persons also may, from time to time, and reserve the right to, formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Persons.

                  Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed on Schedule I or Schedule II, has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) As of the date hereof: (i) IAT beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (ii) Sumaya Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (iii) Mohammad Abu-Ghazaleh beneficially owns 29,317,441 Ordinary Shares, which constitutes approximately 52.16% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh beneficially owns 27,705,775 Ordinary Shares, which constitutes approximately 49.29% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh beneficially owns 27,595,775 Ordinary Shares, which constitutes approximately 49.10% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh beneficially owns 27,981,917 Ordinary Shares, which constitutes approximately 49.78% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; and
(xi) Hanan Abu-Ghazaleh beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding.

                  (b) As of the date hereof: (i) IAT directly beneficially owns 26,922,536 Ordinary Shares, which constitutes approximately 47.90% of the Ordinary Shares outstanding; (ii) Sumaya Abu-Ghazaleh directly beneficially owns no Ordinary Shares; (iii) Mohammad Abu-Ghazaleh directly beneficially owns 2,394,905 Ordinary Shares, which constitutes approximately 4.26% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh directly beneficially owns 783,239 Ordinary Shares, which constitutes approximately 1.39% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh directly beneficially owns 673,239 Ordinary Shares, which constitutes approximately 1.20% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh directly beneficially owns 1,059,381 Ordinary Shares, which constitutes approximately 1.88% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh directly beneficially owns no Ordinary Shares; (viii) Nariman Abu-Ghazaleh directly beneficially owns no Ordinary Shares; (ix) Maha Abu-Ghazaleh directly beneficially owns no Ordinary Shares;
(x) Wafa Abu-Ghazaleh directly beneficially owns no Ordinary Shares; and (xi) Hanan Abu-Ghazaleh directly beneficially owns no Ordinary Shares.

         As a result of the disposition of the estate of Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh owns 12.5% of IAT's outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh owns 20.2% of IAT's outstanding voting equity securities, and each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh owns 1.34% of IAT's outstanding voting equity securities. By reason of their relationship, the Reporting Persons may be deemed to share voting and dispositive power with respect to 26,922,536 Ordinary Shares held directly by IAT.

         Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT. Because each of the IAT shareholders votes with other family members, however, the Abu-Ghazaleh family jointly controls IAT. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the 26,922,536 Ordinary Shares, representing approximately 47.90% of the outstanding Ordinary Shares, directly owned by IAT. As a result, each individual Abu-Ghazaleh family member is executing this Amendment with respect to the Ordinary Shares directly owned by IAT. In addition, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh is executing this Amendment with respect to the Ordinary Shares beneficially owned directly by him, as indicated above. Pursuant to Rule 13d-4 under the Exchange Act, this Amendment shall not be construed as an admission that any other Abu-Ghazaleh family member is the beneficial owner of the Ordinary Shares owned directly by any of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh, and IAT and each other individual Abu-Ghazaleh family member expressly disclaims beneficial ownership of such Ordinary Shares.

         Because no individual Abu-Ghazaleh family member owns a controlling interest in IAT, but rather the family members must act in concert to control IAT, no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any Ordinary Shares owned directly by IAT. Except for the Ordinary Shares owned directly by each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh, respectively, and as to which each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh has, respectively, sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, none of the Reporting Persons who are members of the Abu-Ghazaleh family has sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any of the Ordinary Shares covered by this Amendment.

         As of the date of the 1998 Schedule 13D, IAT owned 86.0% of the outstanding voting equity securities of FG Holdings, and MARS owned the remaining 14.0% of the outstanding voting equity securities of FG Holdings. Because IAT owned 86.0% of the outstanding voting equity securities of FG Holdings, IAT owned indirectly and controlled the 29,993,600 Ordinary Shares then owned directly by FG Holdings, representing approximately 55.9% of the then-outstanding Ordinary Shares. As of the date of the 1998 Schedule 13D, all of the outstanding voting equity securities of IAT were owned by six members of the Abu-Ghazaleh family, each of whom was a Reporting Person on the 1998
Schedule 13D. The six IAT shareholders as of that date were Ahmed Abu-Ghazaleh (20%), Sumaya Abu-Ghazaleh (10%), Mohammad Abu-Ghazaleh (17.5%), Oussama Abu-Ghazaleh (17.5%), Maher Abu-Ghazaleh (17.5%) and Amir Abu-Ghazaleh (17.5%).

         As of the date of the 1998 Schedule 13D, four members of the Abu-Ghazaleh family owned all the outstanding voting equity securities of MARS, which owned 14.0% of the outstanding voting equity securities of FG Holdings. MARS was not a Reporting Person under the 1998 Schedule 13D, however, because MARS did not have the power to vote or to direct the voting of, or the power to dispose or to direct the disposition of, any Ordinary Shares in light of IAT's then-ownership of 86.0% of the outstanding securities of FG Holdings. As of the date of the 1998 Schedule 13D, the MARS shareholders were Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh; these individuals owned 47.7%, 15.6%, 15.6% and 21.1%, respectively, of the outstanding securities of MARS. Collectively they owned 100% of the outstanding securities of MARS. As set forth in Item 4, as a result of the FG Holdings Dividend and the MARS Dividend, from and after January 20, 1999 neither MARS nor FG Holdings owns, directly or indirectly, any Ordinary Shares.

                  (c) Schedules III.A, III.B, III.C and III.D, incorporated herein by reference, set forth all acquisitions and dispositions of Ordinary Shares by any of the Reporting Persons from November 1, 2001, including the identity of the Reporting Person who effected the transaction, the date of the transaction, the amount of Ordinary Shares involved, the price per share, and where and how the transaction was effected

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The IAT Acquisition Agreement. The following is a brief description of the IAT Acquisition Agreement, and is qualified in its entirety by reference to such agreement, which was previously filed as an exhibit to the 1998 Schedule 13D and is incorporated herein by reference. At the closing of the IAT Acquisition, IAT transferred to the Company all of the issued and outstanding shares of capital stock of the operating subsidiaries of IAT, in exchange for the IAT Acquisition Consideration. The closing of the IAT Acquisition was conditioned upon (i) the approval of the IAT Acquisition Agreement by the holders of a majority of the outstanding Ordinary Shares and, in addition, (ii) the approval of the IAT Acquisition Agreement by the holders of a majority of the outstanding Ordinary Shares (excluding shares held by the Reporting Persons) present and voting at the meeting of shareholders called to consider the agreement, each of which approvals were obtained at the meeting of shareholders of the Company held on September 17, 1998.

                  Pursuant to the IAT Acquisition Agreement, IAT and the IAT Selling Stockholders jointly and severally agreed to indemnify fully, hold harmless and defend the Company against any damages arising out of or relating to (i) any inaccuracy or breach of any representation or warranty of IAT or the IAT Selling Stockholders in the IAT Acquisition Agreement or (ii) any breach of any covenant or agreement of IAT and the IAT Selling Stockholders in the IAT Acquisition Agreement. The Company's right to indemnification survived until the first anniversary of the closing date of the IAT Acquisition and the aggregate liability of IAT and the IAT Selling Stockholders for indemnification could not exceed the total consideration paid by the Company. In addition, each claim for indemnification could not be less than $50,000 and indemnification payments would only be made in the event damages related to such claims in the aggregate exceed $250,000.

                  IAT and the IAT Selling Stockholders also agreed to indemnify and hold harmless the Company for any damages the Company suffers as a result of certain tax liabilities incurred by the subsidiaries of IAT before the closing date of the IAT Acquisition and not otherwise provided for.

                  The Registration Rights Agreement. The following is a brief description of the Registration Rights Agreement, and is qualified in its entirety by reference to such agreement, which was previously filed as an exhibit to the 1998 Schedule 13D and is incorporated herein by reference. FG Holdings entered into a registration rights agreement (the "Registration Rights Agreement") with the Company, which became effective upon the consummation of the IPO, pursuant to which the Company granted FG Holdings and its affiliates the right to require, subject to the terms and conditions set forth therein, the Company to register Ordinary Shares held by them (the "Registrable Securities") for sale in accordance with their intended method of disposition thereof (a "demand registration"). The holders of a majority of the Registrable Securities may request one demand registration per year (except in certain circumstances). In addition, so long as FG Holdings continued to hold at least 5% of the outstanding Ordinary Shares, FG Holdings also had the right to request one demand registration. FG Holdings could not require more than one demand registration each year. Additionally, the Company granted to FG Holdings the right, subject to certain exceptions, to participate in registrations of Ordinary Shares initiated by the Company on its own behalf or on behalf of any other shareholder (a "piggy-back registration").

                  The Registration Rights Agreement provides that to the extent not inconsistent with applicable law, each holder of Registrable Securities will not effect any public sale or distribution of any Registrable Securities of the Company, or any securities convertible into or exchangeable or exercisable for such Registrable Securities, during the seven days prior to and the 90 days after any registration relating to such Registrable Securities has become effective, except as part of such registration, if requested by the Company or the managing underwriter or underwriters of such offering. In addition, the Company has agreed not to effect any public sale or distribution of its Registrable Securities or securities convertible into or exchangeable or exercisable for any of such Registrable Securities during the seven days prior to and the 90 days after any registration relating to such Registrable Securities has become effective, except as part of such registration and except pursuant to registrations relating to employee benefit plans and certain other offerings.

                  The Company is required to pay expenses (other than underwriting discounts and commissions) incurred by FG Holdings and its affiliates in connection with the demand and piggy-back registrations. Subject to certain limitations specified in the Registration Rights Agreement, FG Holdings' registration rights are assignable to third parties. The Registration Rights Agreement contains indemnification and contribution provisions by the Company for the benefit of FG Holdings and its permitted assigns and related persons. The rights of FG Holdings under the Registration Rights Agreement will terminate if FG Holdings and its affiliates cease to own at least 5% of the outstanding Ordinary Shares.

                  Under the Registration Rights Agreement, all of the Ordinary Shares held by the Reporting Persons and covered by this Amendment constitute Registrable Securities.

                  The Strategic Alliance Agreement. The following is a brief description of the Strategic Alliance Agreement, and is qualified in its entirety by reference to such agreement, which was previously filed as an exhibit to the 1998 Schedule 13D and is incorporated herein by reference. Prior to the IPO, IAT entered into a letter agreement dated August 29, 1997 (the "Strategic Alliance Agreement") with the Company in order to delineate the relationship between the Company and IAT and its affiliates in respect of competition in, and acquisitions relating to, the fresh produce business. Under the Strategic Alliance Agreement, IAT agreed not to compete, directly or indirectly, with the Company in the sale, marketing, production, distribution or transportation of any fresh produce products that the Company sells in the markets in which the Company had been selling such products as of the date of the IPO (other than with respect to products and markets in which IAT and its affiliates sell as of such date), and to use its best efforts to cause its affiliates to comply with such restrictions. IAT also agreed to notify and offer to the Company, on a first refusal basis, certain fresh produce acquisition and business opportunities (excluding acquisitions within and transactions between the IAT group) made available or brought to the attention of IAT and to use its best efforts to cause its affiliates to do the same. The Strategic Alliance Agreement will remain in effect until the later of (i) October 29, 2007 (ten years from the date of the consummation of the IPO) and (ii) such time as IAT and its affiliates beneficially own less than 25% of the outstanding voting shares of the Company or IAT no longer controls, or is under common control with, the Company.

                  Except as described in Item 4 above and in this Item 6, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers listed on Schedule I or Schedule II hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.           Material To Be Filed As Exhibits.
                  --------------------------------

                  1. Joint Filing Agreement by and among FG Holdings Limited, IAT Group Inc., Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh, previously filed as Exhibit 1 to the 1998 Schedule 13D.

                  2. Acquisition Agreement among Fresh Del Monte Produce Inc., IAT Group Inc., and Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh, the stockholders of IAT, dated as of July 20, 1998, previously filed as Exhibit 2 to the 1998 Schedule 13D.

                  3. Registration Rights Agreement dated as of October 15, 1997 between FG Holdings Limited, a Cayman Islands corporation, and Fresh Del Monte Produce Inc., a Cayman Islands corporation, previously filed as Exhibit 3 to the 1998 Schedule 13D.

                  4. Strategic Alliance Agreement between Fresh Del Monte Produce Inc. and IAT Group Inc. dated August 29, 1997, previously filed as
Exhibit 4 to the 1998 Schedule 13D.

                  5. Joint Filing Agreement by and among Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Wafa Abu-Ghazaleh, Maha Abu-Ghazaleh and Hanan Abu-Ghazaleh, previously filed as Exhibit 1 to the 2001 Schedule 13D.

                  6. Joint Filing Agreement by and among IAT Group Inc., Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh.

                  7. Power of Attorney, dated as of July 29, 2003, in favor of Mohammad Abu-Ghazaleh by Sumaya Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Nariman Abu-Ghazaleh, Wafa Abu-Ghazaleh, Maha Abu-Ghazaleh and Hanan Abu-Ghazaleh.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    IAT GROUP INC.


                                    By:    /s/ Mohammad Abu-Ghazaleh
                                           -------------------------------------
                                           Mohammad Abu-Ghazaleh
                                           Chairman and Chief Executive Officer


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    SUMAYA ABU-GHAZALEH


                                    *
                                    -------------------------------------



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    MOHAMMAD ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    AMIR ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    MAHER ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    OUSSAMA ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    FATIMA ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    NARIMAN ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    MAHA ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    WAFA ABU-GHAZALEH


                                    *
                                    -------------------------------------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003

                                    HANAN ABU-GHAZALEH


                                    *
                                    -------------------------------------


*By: /s/ Mohammad Abu-Ghazaleh
     -------------------------
     Mohammad Abu-Ghazaleh
     Attorney-in-fact

                                   SCHEDULE I

             Directors and Executive Officers of FG Holdings Limited
                      as of the date of the 1999 Amendment



Name and Title                   Residence or Business Address       Principal Occupation                      Citizenship

Mohammad Abu-Ghazaleh            c/o Del Monte Fresh Produce         Director, Chairman of the Board of        Jordan
                                 (Chile) S.A., Avenida Santa Maria   Directors and Chief Executive Officer
                                 6330, Vitacura, Santiago, Chile     of each of IAT, FG Holdings and the
                                                                     Company

Hani El-Naffy                    c/o Del Monte Fresh Produce         Director, President and Chief Operating   Chile
                                 Company, 800 Douglas Road, North    Officer of the Company; Director of FG
                                 Tower, 12th Floor, Coral Gables,    Holdings
                                 Florida  33134

Amir Abu-Ghazaleh                c/o Ahmed Abu-Ghazaleh & Sons Co.   Director of the Company; Director of FG   Jordan
                                 Ltd., No. 18, Hamariya Fruit &      Holdings
                                 Vegetable Market, Dubai, United
                                 Arab Emirates

Jimenez Tenazas                  c/o Del Monte Fresh Produce         Chief Financial Officer of FG Holdings    Philippines
                                 Company, 800 Douglas Road, North
                                 Tower, 12th Floor, Coral Gables,
                                 Florida  33134

Zoltan Pinter                    c/o Del Monte Fresh Produce         General Counsel and Secretary of FG       U.S.A.
                                 Company, 800 Douglas Road, North    Holdings; Associate General Counsel of
                                 Tower, 12th Floor, Coral Gables,    Del Monte Fresh Produce Company, a
                                 Florida  33134                      subsidiary of the Company

Caledonian Bank & Trust Limited  Caledonian House, Mary Street,      Assistant Secretary                       incorporated under
                                 George Town, Grand Cayman, Cayman                                             the laws of the
                                 Islands                                                                       Cayman Islands






                                   SCHEDULE II

               Directors and Executive Officers of IAT Group Inc.
                              as of the date hereof



Name and Title                   Residence or Business Address       Principal Occupation                      Citizenship

Mohammad Abu-Ghazaleh            c/o Del Monte Fresh Produce         Director, Chairman of the Board of        Jordan
                                 (Chile) S.A., Avenida Santa Maria   Directors and Chief Executive Officer
                                 6330, Vitacura, Santiago, Chile     of each of IAT and the Company

Oussama Abu-Ghazaleh             c/o Del Monte Fresh Produce         Director of IAT                           Chile
                                 (Chile) S.A., Avenida Santa Maria
                                 6330, Vitacura, Santiago, Chile

Maher Abu-Ghazaleh               c/o Ahmed Abu-Ghazaleh & Sons Co.   Director of IAT; Director of the Company  Lebanon
                                 Ltd., No. 18, Hamariya Fruit &
                                 Vegetable Market, Dubai, United
                                 Arab Emirates

Amir Abu-Ghazaleh                c/o Ahmed Abu-Ghazaleh & Sons Co.   Director of IAT; Director of the Company  Jordan
                                 Ltd., No. 18, Hamariya Fruit &
                                 Vegetable Market, Dubai, United
                                 Arab Emirates


                                 Schedule III.A

                                 IAT Group Inc.
                         Transactions in Ordinary Shares



         Each of the transactions described below was a sale of Ordinary Shares for cash on the New York Stock Exchange.


                                      Amount
                 Date               Disposed Of          Price/Share (1)
                 ----               -----------          ---------------

               11/15/2001               4000                  12.92
               11/19/2001               5000                  12.92
               11/23/2001              10000                  12.95
               11/26/2001                100                  12.98
               11/27/2001                900                  12.95
               11/29/2001               5400                12.9544
               11/30/2001               2000                  12.98
               11/30/2001              16600                13.5566
                12/3/2001              13500                13.9067
                12/4/2001              11500                13.8857
                12/5/2001               4000                 13.925
                12/6/2001              12500                13.9126
                12/7/2001               8500                14.0924
               12/10/2001              22100                14.4203
               12/11/2001              20500                14.4059
               12/12/2001              23500                14.3257
               12/13/2001              19100                14.4102
               12/14/2001              16200                14.3299
               12/17/2001              42300                 14.539
               12/18/2001              26000                14.8287
               12/19/2001               8300                14.9311
               12/19/2001               5050                15.0112
               12/20/2001              12400                14.7967
               12/21/2001              18000                14.5651
               12/24/2001              49200                14.2151
               12/26/2001              22100                 14.594
               12/27/2001              24000                14.9433
               12/28/2001              20000                 15.008
               12/31/2001              12000                15.0872
                 1/2/2002               8900                15.0183
                 1/3/2002              30000                14.9297
                 1/4/2002              10800                14.9127
                 1/7/2002              10500                13.8124
                 1/8/2002              22850                13.8678
                 1/9/2002              12200                14.1573
                2/15/2002               2000                     17
                2/19/2002              45000                17.3303
                2/20/2002              10000                 17.231
                2/21/2002                400                  17.03
                2/22/2002              76600                17.5561
                2/25/2002              14000                17.6215
                2/26/2002              20300                17.5187
                2/27/2002              30300                17.7917
                2/28/2002              13500                17.4746
                 3/1/2002              11200                 17.545
                 3/4/2002              32500                17.5294
                 3/5/2002              22200                17.7916
                 3/6/2002              30100                 18.077
                 3/7/2002              16000                18.1903
                 3/8/2002              24200                18.3575
                3/11/2002              43000                18.9217
                3/12/2002              21000                19.1809
                3/13/2002              11400                19.5169
                3/14/2002                600                19.4367
                3/14/2002               1400                18.4807
                3/15/2002               7800                18.3427
                3/18/2002              11900                17.2207
                3/19/2002              17100                17.8269
                3/20/2002               6500                18.0174
                3/21/2002               5000                17.6006
                3/22/2002               5500                17.6424
                3/25/2002              20900                18.2748
                3/26/2002              23200                18.8766
                3/26/2002               1000                   19.3
                3/27/2002               5400                19.1007
                 5/6/2002              12000                22.9209
                 5/7/2002              29500                23.0035
                 5/8/2002              57300                23.2218
                 5/9/2002              24900                23.4217
                5/10/2002              31500                23.6087
                5/13/2002              38100                23.8837
                5/14/2002              40000                24.0094
                5/15/2002               5500                24.1796
                5/16/2002              17000                23.9001
                5/17/2002               7600                24.0896
                5/20/2002              14000                23.9519
                5/21/2002               5100                23.8839
                5/22/2002              33100                24.0188
                5/23/2002               9000                24.1904
                5/24/2002               6300                23.8384
                5/28/2002               2000                23.6355
                5/29/2002               8000                23.4964
                5/30/2002              32500                24.0706
                5/31/2002              23500                24.3838
                 6/3/2002              10400                 24.326
                 6/4/2002               9200                24.0137
                 6/5/2002              35500                24.2555
                 6/6/2002               8000                24.1675
                 6/7/2002               5000                23.4554
                6/10/2002              21000                 23.827
                6/11/2002              23400                24.4503
                6/12/2002              36000                24.7657
                6/13/2002              42000                25.2622
                6/14/2002              27500                25.5615
                6/17/2002              39500                26.8914
                6/18/2002              34500                27.5289
                6/18/2002              43000                28.4685
                6/19/2002               1000                 28.595
                6/24/2002               9100                26.8842
                6/25/2002              13100                27.3392
                6/26/2002              11600                26.8172
                6/27/2002              11500                 25.077
                6/28/2002              17000                25.1631
                 7/1/2002              26000                25.2744
                 7/2/2002              15000                25.1016
                 7/3/2002              29000                25.2453
                 7/5/2002              31600                25.7442
                 7/8/2002               8200                25.8739
                 7/9/2002              16700                25.5499
                7/10/2002              34600                25.8617
                7/11/2002              37700                25.9665
                7/12/2002              26500                25.9573
                7/15/2002               2500                 24.238
                7/16/2002               3500                 23.302
                7/17/2002               4100                21.9305
                7/18/2002              15800                21.4959
                7/19/2002               9900                21.3323
                7/22/2002              17800                20.3417
                7/23/2002              23200                20.7362
                7/24/2002              28000                20.1426
                7/25/2002              43000                21.3492
                7/26/2002              28100                21.6354
                7/29/2002              39800                22.8987
                7/30/2002              33700                23.6166
                7/31/2002              44600                24.1895
                 8/1/2002              25500                24.9825
                 8/2/2002               6700                24.4264
                 8/5/2002               7000                24.1847
                 8/6/2002               9400                23.9545
                 8/7/2002              12225                24.3896
                 8/8/2002               3500                25.2137
                8/12/2002              25000                26.8777
                8/13/2002              19600                27.2206
                8/14/2002              12700                27.0458
                8/15/2002              17000                27.1086
                8/19/2002              16500                26.4295
                8/20/2002              24400                26.8305
                8/21/2002              19500                28.0119
                8/22/2002               4590                28.3582
                9/23/2002              23100                24.3083
                9/24/2002              22000                23.2786
                9/25/2002              22000                23.1864
                9/26/2002              17200                22.8235
                9/27/2002              16310                23.8381
                9/30/2002              48400                24.8808
                10/1/2002              46000                26.2506
                10/2/2002              12200                25.0301
                10/3/2002              21500                25.0217
                10/4/2002              11200                24.4405
                10/7/2002              17200                  24.49
                10/8/2002              34400                24.4654
                10/9/2002              10900                24.0438
               10/10/2002              12100                24.1153
               10/11/2002              20200                24.1807
               10/14/2002              21500                  24.28
               10/15/2002              41100                24.5082
               10/16/2002              18700                24.3691
               10/17/2002              31400                24.4786
               10/18/2002              31100                 24.655
               10/21/2002              36500                24.9187
               10/22/2002              39000                24.8084
               10/23/2002              38500                24.9032
               10/24/2002              48500                25.4839
               10/25/2002              49000                 25.626
               10/28/2002              50000                25.9006
               10/29/2002              63500                26.2736
               10/30/2002              56000                27.2742
               10/31/2002              38700                27.4795
                11/1/2002              44400                27.6773
                11/4/2002              51000                28.3398
                11/5/2002              37300                29.2942
                11/6/2002              33000                29.1537
                11/7/2002              31600                28.0005
                11/8/2002               9398                27.3693
               11/11/2002               6300                26.3438
               11/12/2002              11200                26.5146
               11/18/2002              21600                26.7931
               11/19/2002              12400                26.7046
               11/20/2002              20000                26.3312
               11/21/2002               3000                23.5517
               11/22/2002              20000                22.1955
               11/25/2002              24000                23.0128
               11/26/2002              20000                22.4337
               11/27/2002              23000                22.8862
               11/29/2002              32000                23.0048
                12/2/2002              16000                22.2463
                12/3/2002              12000                21.2688
                12/4/2002              18677                21.3505
                12/5/2002              20200                22.1938
                12/6/2002              26000                 22.033
                12/9/2002              26000                21.8212
               12/10/2002              10000                   20.8
               12/11/2002               7000                20.2069
               12/12/2002               8600                20.3488
               12/13/2002               2000                   20.2
               12/24/2002              14300                20.1638
               12/26/2002              10000                 20.325
                7/14/2003               3000                28.0717


                   (1) Price includes commission.

                                 Schedule III.B

                              Mohammad Abu-Ghazaleh
                         Transactions in Ordinary Shares



         Each of the acquisitions desribed below was a purchase of Ordinary Shares through the exercise of options.


         Each of the dispositions described below was a sale of Ordinary Shares for cash through the New York Stock Exchange.


                            Amount            Amount
           Date           Disposed Of        Acquired        Price/Share (1)
           ----           -----------        --------        ---------------

        3/13/2002                             11300                9.2813
        3/13/2002            11300                                194,369
        3/27/2002                             12550                9.2813
        3/27/2002            12550                                19.5762
        3/28/2002                              2650                9.2813
        3/28/2002             2650                                19.4426
         4/1/2002                             14000                9.2813
         4/1/2002            14000                                19.3419
         4/2/2002                              6000                9.2813
         4/2/2002             6000                                19.3468
         4/2/2002                              4000                9.2813
         4/2/2002             4000                                19.4138
         4/3/2002                             12000                9.2813
         4/3/2002            12000                                19.9206
         4/4/2002                              4150                9.2813
         4/4/2002             4150                                19.8012
         4/4/2002                               400                9.2813
         4/4/2002              400                                  19.82
         4/5/2002                              3600                9.2813
         4/5/2002             3600                                19.9797
         4/8/2002                              1000                9.2813
         4/8/2002             1000                                  19.69
         4/9/2002                              2000                9.2813
         4/9/2002             2000                                 19.518
        4/10/2002                              6750                9.2813
        4/10/2002             6750                                19.8496
        4/11/2002                             14250                9.2813
        4/11/2002            14250                                20.5626
        4/12/2002                             15500                9.2813
        4/12/2002            15500                                 20.944
        4/15/2002                             23000                9.2813
        4/15/2002            23000                                21.3369
        4/16/2002                             10850                9.2813
        4/16/2002            10850                                21.7302
        4/22/2002                             20000                9.2813
        4/22/2002            20000                                21.4922
        4/22/2002                             38000                9.2813
        4/22/2002            38000                                22.8032
        4/24/2002                             37728                9.2813
        4/24/2002            37728                                22.8032
        4/24/2002                               272                9.2813
        4/24/2002              272                                22.7232
         5/3/2002              600                                 23.976
        7/14/2003                             10744                9.2813
        7/14/2003            10744                                27.8301
        7/14/2003                            69,226                9.2813
        7/14/2003           69,226                                27.9114


                   (1) Price includes commission.

                                 Schedule III.C

                               Maher Abu-Ghazaleh
                         Transactions in Ordinary Shares



         Each of the acquisitions desribed below was a purchase of Ordinary Shares through the exercise of options.


         Each of the dispositions described below was a sale of Ordinary Shares for cash through the New York Stock Exchange.


                            Amount            Amount
           Date           Disposed Of        Acquired        Price/Share (1)
           ----           -----------        --------        ---------------

         3/6/2001             5000                                    7.6
         3/6/2001             5000                                    7.6
         3/6/2001             5000                                    7.6
         3/6/2001             2500                                    7.7
         3/7/2001             5000                                    7.7
         3/7/2001             5000                                    7.7
         3/7/2001             5000                                    7.7
         3/7/2001             5000                                    7.7
         3/8/2001              400                                    7.7
         3/9/2001             5000                                    7.5
         3/9/2001             5000                                    7.5
        3/12/2001             1800                                    7.5
         5/3/2001             5000                                    7.5
         5/3/2001             2000                                   7.52
         5/3/2001             5000                                    7.5
         5/3/2001            18000                                    7.5
         5/3/2001             5000                                    7.5
         5/4/2001             5000                                    7.5
         5/4/2001             5000                                    7.5
         5/4/2001             5000                                    7.5
         5/4/2001             5300                                    7.5
         5/4/2001             5000                                    7.5
         5/8/2002                             25000                  5.95
         5/8/2002            25000                                 23.208


                   (1) Price includes commission.

                                 Schedule III.D

                                Amir Abu-Ghazaleh
                         Transactions in Ordinary Shares



         Each of the acquisitions desribed below was a purchase of Ordinary Shares through the exercise of options.


         Each of the dispositions described below was a sale of Ordinary Shares for cash through the New York Stock Exchange.


                            Amount            Amount
           Date           Disposed Of        Acquired        Price/Share (1)
           ----           -----------        --------        ---------------

         5/8/2002                             25000                  5.95
         5/8/2002            25000                                 23.208


                   (1) Price includes commission.